As filed with the Securities and Exchange Commission on February 13, 2001
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT Under the Securities Act of 1933
                             -----------------------
                            COMVERSE TECHNOLOGY, INC.
             (Exact Name of Registrant as Specified in its Charter)

               NEW YORK                                       13-3238402
   (State or Other Jurisdiction of                        (I.R.S. Employer
    Incorporation or Organization)                      Identification Number)

                            170 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797
                                 (516) 677-7200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                     --------------------------------------
                                 KOBI ALEXANDER
                Chairman of the Board and Chief Executive Officer
                          c/o Comverse Technology, Inc.
                            170 Crossways Park Drive
                            Woodbury, New York 11797
                                 (516) 677-7200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                     --------------------------------------
                                   Copies to:

   WILLIAM F. SORIN, ESQ.                             STEPHEN M. BESEN, ESQ.
C/O COMVERSE TECHNOLOGY, INC.                       WEIL, GOTSHAL & MANGES LLP
  170 CROSSWAYS PARK DRIVE                               767 FIFTH AVENUE
  WOODBURY, NEW YORK 11797                           NEW YORK, NEW YORK 10153
       (516) 677-7200                                     (212) 310-8000

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE
                 TO THE PUBLIC: At such time or times after the
                    Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==================================== ================= ===================== ========================= =======================
      TITLE OF EACH CLASS OF          AMOUNTS TO BE      PROPOSED MAXIMUM        PROPOSED MAXIMUM            AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED        OFFERING PRICE        AGGREGATE OFFERING      REGISTRATION FEE(2)
                                                         PER DEBENTURE(1)            PRICE(1)
------------------------------------ ----------------- --------------------- ------------------------- -----------------------
1.50% Convertible Senior               $600,000,000            100%                $600,000,000             $150,000(3)
Debentures due 2005................
------------------------------------ ----------------- --------------------- ------------------------- -----------------------
Common Stock, par value $.10 per        5,157,963               --                      --
share..............................     SHARES(2)                                                               (4)
==================================== ================= ===================== ========================= =======================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act of 1933 and exclusive of accrued interest, if any.
(2) Such number represents the number of shares of Common Stock as are initially issuable upon conversion of the 1.50% Convertible Senior Debentures due 2005 registered hereby. This Registration Statement also covers such indeterminate number of additional shares of Common Stock that may be issuable upon conversion of the Debentures in accordance with the anti-dilution provision thereof.
(3) The amount of registration fee, calculated in accordance with Section 6(b) of the Securities Act of 1933 and Rule 457(i) promulgated thereunder, is .00025 of the maximum offering price at which the 1.50% Convertible Senior Debentures due 2005 registered pursuant to this Registration Statement are proposed to be offered.
(4) Under Rule 457(i), no fee is payable with respect to the Common Stock issuable upon conversion of the 1.50% Convertible Senior Debentures due 2005.

NY2:\998135\05\l#5z05!.DOC\37994.0015

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell any shares of common stock until our registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

                 Subject to completion, dated February 13, 2001


                                   PROSPECTUS


                                  $600,000,000


                            COMVERSE TECHNOLOGY, INC.


                  1.50% Convertible Senior Debentures due 2005
                   initially convertible into 5,157,963 shares
                    of Common Stock, par value $.10 per share


                              ---------------------


                  This prospectus relates to our 1.50% Convertible Senior Debentures due 2005 and 5,157,963 shares of our common stock. We will not receive any of the proceeds from the sale of the debentures or the common stock issuable upon conversion on the debentures.

                  The debentures were issued and sold on November 22, 2000 and December 12, 2000, by Lehman Brothers Inc. to Qualified Institutional Buyers (as defined under Rule 144A under the Securities Act of 1933, as amended) and outside the United States in accordance with Regulation S under the Securities Act.

                  The debentures are convertible into shares of our common stock at any time prior to redemption or maturity, at a conversion price of $116.325 per share (equal to a conversion rate of 8.5966 shares per $1,000 principal amount of the debentures), subject to adjustment under certain circumstances.

                  The debentures are our unsecured senior obligations, ranking equally with all of our existing and future unsecured senior indebtedness. The debentures will be our exclusive obligations and will be, in effect, subordinated to all existing and future obligations, including trade payables, of our subsidiaries. The debentures are senior in right of payment to all of our existing and future subordinated indebtedness, including our 4 1/2% Convertible Subordinated Debentures due 2005. As of October 31, 2000, we had no outstanding senior indebtedness, $300.0 million of existing subordinated indebtedness and the balance sheet liabilities of our subsidiaries were approximately $399.0 million. The debentures will mature on December 1, 2005, and may be redeemed, at our option, in whole at any time, and in part from time to time, on or after December 1, 2003 at the redemption prices set forth herein plus accrued interest.

                  The selling holders may offer the debentures and the common stock issuable upon conversion of the debentures from time to time directly to purchasers or through underwriters, dealers or agents. See "Selling Holders" and "Plan of Distribution."

                  Our common stock is traded on the Nasdaq National Market under the symbol "CMVT." On February 12, 2001, the closing price of the common stock was $98.25 per share.

                  The debentures are eligible for trading on the PORTAL market.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.
                                 ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.
                                 ---------------



                     The date of this prospectus is , 2001.

       YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENT.

                                   ----------

                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

ABOUT THIS PROSPECTUS..................................................... 1
WHERE YOU CAN FIND MORE INFORMATION........................................1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................1
FORWARD-LOOKING STATEMENTS.................................................2
ABOUT COMVERSE.............................................................3
RISK FACTORS...............................................................6
USE OF PROCEEDS...........................................................12
RATIO OF EARNINGS TO FIXED CHARGES........................................12
PRICE RANGE OF COMMON STOCK...............................................12
DIVIDEND POLICY...........................................................13
DESCRIPTION OF THE DEBENTURES.............................................14
DESCRIPTION OF CAPITAL STOCK..............................................26
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS...................28
SELLING HOLDERS...........................................................34
PLAN OF DISTRIBUTION......................................................38
LEGAL MATTERS.............................................................39
EXPERTS  39

         WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR" IN THIS PROSPECTUS, WE ARE REFERRING TO COMVERSE TECHNOLOGY, INC., A NEW YORK CORPORATION, AND OUR DIRECTLY OR INDIRECTLY OWNED SUBSIDIARIES.

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf registration" process. You should read this prospectus and any supplement together with additional information described under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and other reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference facilities located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from the Commission's web site at: http://www.sec.gov.

         We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference. The registration statement, including exhibits filed as a part of the registration statement or any amendment to the registration statement, are available for inspection and copying at the Commission's public reference facilities listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to incorporate by reference the information that we file with the Commission. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the Commission after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

         We incorporate by reference the following documents that we have filed with the Commission and any filings that we will make with the Commission in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated:

                  o Annual Report on Form 10-K for the year ended January 31, 2000 (except Items 7, 8 and 14);

                  o Amended Annual Report on Form 10-K/A for the year ended January 31, 2000;

                  o Quarterly Report on Form 10-Q for the quarter ended April 30, 2000;

                  o Current Report on Form 8-K filed with the Commission on July 5, 2000;

                  o Current Report on Form 8-K filed with the Commission on July 28, 2000;

                  o Quarterly Report on Form 10-Q for the quarter ended July 31, 2000;

                  o Current Report on Form 8-K filed with the Commission on September 29, 2000;

                  o Current Report on Form 8-K filed with the Commission on November 17, 2000; and

                  o Quarterly Report on Form 10-Q for the quarter ended October 31, 2000.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies should be directed to: Comverse Technology, Inc., Attention: Vice President, Corporate and Marketing Communications, 170 Crossways Park Drive, Woodbury, NY 11797 (telephone (516) 677-7200).

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents that we incorporate by reference, may contain certain statements that we believe are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption "Risk Factors" or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, the applicable prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the applicable prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

                                 ABOUT COMVERSE

         Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

         We manufacture and market systems and software for multimedia communications and information processing applications. Our products are used in a broad range of applications by wireless and wireline telephone network operators, call centers, financial institutions, government agencies and other public and commercial organizations worldwide. We are a holding company and substantially all of our operations are conducted through our subsidiaries, including Comverse Network Systems, Inc., Comverse Infosys, Inc. and Ulticom, Inc.

         Our Comverse Network Systems subsidiary is the leading provider of multimedia enhanced services systems and software, which are currently used by more than 340 wireless and wireline telecommunications network operators. These products enable our customers to provide value-added enhanced services, such as call answering, wireless data and Internet-based information services, prepaid wireless services, mailbox-to-mailbox messaging, Internet-based unified messaging (voice, fax and e-mail in a single mailbox), interactive voice response, virtual phone/fax, one-touch call return, personal number service, call screening/caller introduction, voice-controlled Internet portal and other speech recognition-based services, Internet messaging, Internet call waiting and other personal communication services.

         Our Comverse Infosys subsidiary provides multiple channel, multimedia digital recording, logging and quality monitoring systems to call centers, financial institutions and other organizations. Comverse Infosys also provides multiple channel, multimedia digital monitoring systems to law enforcement and intelligence agencies.

         Our Ulticom subsidiary is a leading provider of mission-critical network signaling software for wireless, wireline and Internet communications services. Its call control products enable communication service providers to offer "Intelligent Network" services, such as voice-activated dialing, prepaid calling, caller ID and text messaging. These products also enable voice and data networks to interoperate, or converge, allowing service providers to offer "converged network" services, such as voice over Internet protocol and Internet call waiting. Ulticom common stock is listed on the NASDAQ National Market System under the symbol ULCM. We hold approximately 75% of Ulticom's outstanding shares.

         We were incorporated in New York in October 1984. Our principal executive offices are located at 170 Crossways Park Drive, Woodbury, New York 11797, and our telephone number is (516) 677-7200.

         For additional information relating to our business, operations, properties, certain acquisitions and other matters, see the documents referred to above under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                                    THE NOTES



Securities                        Offered $600 million in aggregate principal
                                  amount of 1.50% Convertible Senior Debentures due 2005. This prospectus also relates to the 5,157,963 shares of common stock issuable upon conversion of the debentures.

Maturity                          December 1, 2005.

Interest Payment Dates June 1 and December 1 of each year, commencing June 1, 2001. The initial interest payment will include accrued interest from November 22, 2000.

Interest Rate                     1.50% per year.

Optional Conversion by Holders    Holders may convert the debentures at any time
                                  prior to or on December 1, 2005, unless
                                  previously redeemed or repurchased, into shares of common stock at a conversion price of $116.325 per share (equal to a conversion rate of 8.5966 shares per $1,000 principal amount of debentures), subject to adjustment under certain circumstances.

Optional Redemption by Comverse On or after December 1, 2003, we may redeem some or all of the debentures at the redemption prices provided under "Description of the Debentures--Optional Redemption by Comverse," plus accrued and unpaid interest to but excluding the redemption date.

Repurchase                        Rights of Holders Each holder of debentures
                                  may require us to repurchase all of the
                                  holder's debentures at 100% of their principal amount plus accrued and unpaid interest in the event our common stock is no longer publicly traded or following certain change of control events. The repurchase price is payable in:

                                  o        cash; or

                                  o        at our option, subject to the
                                           satisfaction of certain conditions,
                                           in common stock. The number of
                                           shares of common stock will equal
                                           the purchase price divided by 95%
                                           of the average closing prices for
                                           the five consecutive trading days
                                           ending on and including the third
                                           trading day prior to the repurchase
                                           date.

Ranking The debentures are our unsecured senior obligations, ranking equally with all of our existing and future unsecured senior indebtedness. The debentures will be our exclusive obligations and will be, in effect, subordinated to all existing and future obligations, including trade payables, of our subsidiaries. The debentures are senior in right of payment to all of our existing and future subordinated indebtedness, including our 4 1/2% Convertible Subordinated Debentures due 2005. As of October 31, 2000 we had no outstanding senior indebtedness, $300.0 million of existing subordinated indebtedness and the balance sheet liabilities of our subsidiaries were approximately $399.0 million.

Form, Denomination and            The debentures will be issued in fully
Registration                      registered form. The debentures will initially
                                  be issued in minimum denominations of $1,000.

                                  Debentures to be sold to "qualified
                                  institutional buyers" under Rule 144A under the Securities Act will be represented by one or more global debentures, in fully registered form, deposited with a custodian for and registered in the name of Cede & Co., a nominee of Depositary Trust Company ("DTC"). Beneficial interests in the global debentures will be shown on, and transfers will be effected only through, records maintained by DTC and its participants.

                                  Debentures to be sold to "non-U.S. persons" outside of the United States in compliance with Regulation S under the Securities Act will be represented by one or more global debentures, in fully registered form, deposited with a custodian for and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global debentures will be shown on, and transfers will be effected only through, records maintained by DTC and its participants.

Nasdaq National Market Symbol     Our common stock is traded on the Nasdaq
for our Common Stock              National Market under the  symbol "CMVT."

                                  RISK FACTORS

         Before purchasing any securities, you should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS AND OPERATING RESULTS COULD SUFFER.

         We have grown rapidly over the past decade and continue to experience rapid growth in our operations, both through internal expansion and acquisitions of other companies. Our future success will depend in part on our continued ability to manage growth effectively. As our operations continue to expand worldwide, management issues are likely to become more complex and challenging. We also regularly examine opportunities to acquire other companies or lines of business. Acquisitions present a number of significant financial, operational and legal risks. It can also be difficult to combine the operations of an acquired business with our own operations, without suffering the loss of key personnel, customers or distributors. If we fail to manage our growth effectively or experience problems with our acquisitions, our future operations and financial results will be adversely affected.

OUR BUSINESS IS VULNERABLE TO RISKS ASSOCIATED WITH THE SALE OF LARGE, COMPLEX, HIGH CAPACITY SYSTEMS.

         Our business has, to a significant extent, been based on contracts for large, high capacity systems, and we continue to emphasize these systems in our product development and marketing plans. Users of high-capacity systems, such as telephone companies, require systems that provide an exceptionally high level of reliability. Such systems are typically more costly to design, build and support. Contracts for large installations typically involve a lengthy and complex bidding and selection process, and our ability to obtain particular contracts is difficult to predict. In addition, the timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. Our traditional dependence on large orders, and the investment required to enable us to perform such orders, without assurance of continuing order flow from the same customers and predictability of gross margins on any future orders, increase the risk associated with our business.

BECAUSE THE MARKET FOR OUR PRODUCTS IS CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY, OUR CONTINUED SUCCESS DEPENDS ON OUR ABILITY TO ENHANCE OUR EXISTING PRODUCTS AND TO INTRODUCE NEW PRODUCTS ON A TIMELY AND COST-EFFECTIVE BASIS.

         The market for our products is characterized by rapidly changing technology, frequent new product introductions and enhancements and evolving industry standards. Our continued success depends to a significant extent upon our ability to accurately anticipate the evolution of new products and technologies and to enhance our existing products. It will also depend on our ability to develop and introduce innovative new products that gain market acceptance. We cannot assure you that we will continue to be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis. In addition, our products utilize complex hardware and software technology that performs critical functions to highly demanding standards. The greater the complexity of our products, the greater is the risk of future performance problems or delays in product introductions, which could damage our business and financial results.

OUR BUSINESS CAN BE SERIOUSLY AFFECTED BY CHANGES IN THE COMPETITIVE OR REGULATORY ENVIRONMENT IN COMMUNICATIONS MARKETS WORLDWIDE.

         We sell a majority of our products to telephone companies and other communication services providers. The communications services industry is undergoing significant change as a result of deregulation and privatization worldwide. Our business is extremely competitive, and we expect competition to continue to intensify. Our existing competitors will continue to present substantial competition, and other companies, many with considerably greater financial, marketing and sales and other resources, may enter our markets in the future. The communications industry has experienced a continuing evolution of product offerings and alternatives for delivery of services. These trends have affected and may be expected to have a significant continuing influence on conditions in our markets. Rapid and significant change makes planning decisions more difficult and increases the risk inherent in the planning process.

BECAUSE A SIGNIFICANT AMOUNT OF OUR SALES ARE MADE TO GOVERNMENT ENTITIES, WE ARE VULNERABLE TO RISKS ASSOCIATED WITH GOVERNMENT BUSINESS.

         Many of our sales are made to customers that are owned or controlled by governments or government instrumentalities. Government business is, in general, subject to special risks, such as:

     o    delays in funding;

     o termination of contracts or subcontracts for the convenience of the government;

     o termination, reduction or modification of contracts or subcontracts in the event of changes in the government's policies or as a result of budgetary constraints;

     o obligations of performance guarantees and restrictions on the draw-down of funds subject to achievement of performance milestones;

     o requirements to obtain and maintain security clearances for operating subsidiaries and key personnel; and

     o increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.

         The special risks associated with government contracts could have a material adverse effect on our future business and financial performance.

         In addition, the market for telecommunications monitoring systems sold to government customers is in a period of significant transition. Budgetary constraints, uncertainties resulting from the introduction of new technologies in the telecommunications industry and shifts in the pattern of government expenditures resulting from geopolitical events have increased uncertainties in this industry, resulting in certain instances in the attenuation of government procurement programs beyond their originally expected performance periods and an increased incidence of delay, cancellation or reduction of planned projects. The delay and uncertainties surrounding the Communications Assistance for Law Enforcement Act have had a significant negative impact on purchasing plans of law enforcement agencies in North America engaged in monitoring activities. Our ability to obtain government orders in particular instances may also be affected by decisions of potential government customers to develop their own products or technical solutions internally, rather than through the use of outside suppliers, and by decisions of government contractors and systems integrators to bid on individual government procurement opportunities. The lack of predictability in the timing and scope of government procurements has made planning decisions more difficult and has increased the associated risks.

WE HAVE SIGNIFICANT INTERNATIONAL SALES, WHICH SUBJECTS US TO RISKS INHERENT IN FOREIGN OPERATIONS.

         A significant portion of our sales are made to customers outside of the United States. International transactions involve particular risks, including political decisions affecting tariffs and trade conditions, rapid and unforeseen changes in economic conditions in individual countries, turbulence in foreign currency and credit markets, and increased costs resulting from lack of proximity to the customer. Our products must be designed to meet the regulatory standards of foreign markets, and any inability to obtain foreign regulatory approvals can cause us to lose sales opportunities. In addition, international sales frequently require special features and customization to satisfy local market conditions, and certain international customers may require longer payment terms than we typically provide.

         Volatility in international currency exchange rates may have an impact on our operating results. We have significant contracts payable in foreign (primarily Western European) currencies. As a result of the unpredictable timing of purchase orders and payments under these contracts and other factors, it is often not practicable for us to effectively hedge the risk of significant changes in currency rates during the contract period. Since we engage in currency hedging only to a limited extent, if at all, our financial results can be affected by the impact of currency fluctuations in any particular period, as well as the cost of such hedging activities that we do perform.

FOLLOWING THIS OFFERING WE WILL HAVE A SIGNIFICANT AMOUNT OF INDEBTEDNESS OUTSTANDING.

         As of October 31, 2000, after giving effect to the sale of the debentures, our total consolidated long-term indebtedness would be approximately
903.6 million. The increase in our indebtedness resulting from the sale of the debentures may affect our business in a variety of ways, such as:

     o limiting our ability to obtain any necessary additional financing in the future on reasonable terms, or at all;

     o requiring the dedication of a substantial portion of our cash flow from operations to debt service payments, making it unavailable for other purposes;

     o limiting our flexibility in operating, or reacting to changes in, our business, placing us at a competitive disadvantage to certain of our competitors; and

     o    making us more vulnerable to downturns in our business.

OUR CASH MANAGEMENT AND INVESTMENT ACTIVITIES COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

         We have a significant portion of our assets in a variety of financial instruments, including government obligations, commercial paper, medium-term notes, bank time deposits, money-market accounts, common and preferred stocks and convertible debt obligations. Decisions as to our financial holdings are made both for purposes of cash management and, to some extent, as strategic and portfolio investments. These activities subject us to risks inherent in the capital markets generally, and to the performance of other businesses over which we have no direct control. We also engage directly and indirectly in investment activities, including venture capital investments in high technology firms and funds, as well as strategic and capital management investment activities for our own account.

         We believe that our investments will enable us to participate in technology innovation opportunities in areas of interest to us without having to dedicate the capital and management resources that would be necessary for such participation through our own internal research and development efforts. Our objectives are also to initiate relationships that may result in eventual expansion of our product and marketing positions and potential acquisition opportunities, and to leverage our technological expertise and establish relationships in the technology, business and financial communities to identify and participate in special opportunities. Investments in early-stage technology ventures, however, are subject to a number of risks associated with the limited operating history of such ventures and the frequent illiquidity of their securities. While we do not regard our portfolio and strategic investment activities as a primary element of our overall business plan, we expect to continue to allocate some of our liquid assets for these purposes and, in particular, to increase our holdings in technology companies as part of our long-term growth strategy. Since we maintain a significant amount of liquid assets relative to our overall size, our financial results in the future may, to a greater degree than in the past, be affected by the results of our capital management and investment activities and the risks associated with those activities.

BECAUSE WE ARE A HOLDING COMPANY, THE DEBENTURES ARE EFFECTIVELY SUBORDINATED TO INDEBTEDNESS OF OUR SUBSIDIARIES AND OUR ABILITY TO SERVICE OUR INDEBTEDNESS IS DEPENDENT UPON THE OPERATING CASH FLOWS OF OUR SUBSIDIARIES.

         We are a holding company and substantially all of our operations are conducted through subsidiaries. As a result, our operating cash flow and ability to service our indebtedness, including the debentures, is dependent upon the operating cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, interest and/or principal payments on loans or otherwise. We have granted options to certain of our officers and employees to purchase equity in certain of our subsidiaries (other than Comverse Network Systems). If these options are exercised, our participation in any earnings and future distributions by such subsidiaries will be reduced. In addition, existing and future obligations (including trade payables) of our subsidiaries will be effectively senior in right of payment to the debentures. The indenture does not limit the amount of indebtedness or other obligations that our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries.

         We are limited by contract in the amount of dividends we can receive from one of our subsidiaries in Israel to 75% of its net income. In addition, because our Israeli subsidiaries have received certain benefits under the laws relating to "Approved Enterprises" (described in the following paragraph), payment of dividends to us may subject those subsidiaries to certain Israeli taxes to which they would otherwise not be subject. Our Israeli subsidiaries are required under Israeli law to withhold for tax purposes, at a rate of up to 25%, cash dividends paid to foreign residents. Under the United States-Israel Tax Treaty, a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation (such as Comverse) that owns 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company. However, under the treaty, dividends on income derived from an "Approved Enterprise" are subject to a 15% dividend withholding tax.

THE ISRAELI GOVERNMENT PROGRAMS AND TAX BENEFITS THAT WE CURRENTLY RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE OUR COSTS AND TAXES.

         A significant portion of our research and development and manufacturing operations are located in Israel. Our historical operating results reflect substantial benefits we received from programs sponsored by the Israeli government for the support of research and development, as well as tax moratoriums and favorable tax rates associated with investments in approved projects ("Approved Enterprises") in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received.

         These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. In 1996, the Israeli government acted to increase, from between 2% and 3% of associated product sales to between 3% and 5% (or 6% under certain circumstances) of associated product revenues (including service and other related revenues), the annual rate of royalties to be applied to repayment of benefits under a conditional grant program administered by the Office of the Chief Scientist of the Ministry of Industry and Trade, a program in which we have regularly participated and under which we continue to receive significant benefits through reimbursement of up to 50% of qualified research and development expenditures. The repayment of amounts received under the program will be accelerated through these higher royalty rates until repayment is completed. Repayment of any amount received under programs which have been, or will be, approved by the Office of the Chief Scientist after January 1, 1999 entail repayment of the amount received (calculated in U.S. dollars), plus interest on such amount at a rate equal to the 12-month LIBOR rate in effect at the time of the approval of the program. In addition, permission from the Government of Israel is required for us to manufacture outside of Israel products resulting from research and development activities funded under these programs, or to transfer outside of Israel related technology rights. In order to obtain such permission, we may be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The Israeli authorities have also indicated that this funding program will be further reduced significantly or eliminated in the future, particularly for larger companies such as Comverse. The termination or reduction of these programs could adversely affect our operating results.

         The Israeli government has also shortened the period of the tax moratorium applicable to Approved Enterprises from four years to two years. Although this change has not affected the tax status of our projects that were eligible for the moratorium prior to 1997, it applies to subsequent "Approved Enterprise" projects. Recently, the government announced a proposal to impose additional limitations on the tax benefits associated with Approved Enterprise projects for certain categories of taxpayers, which would include us, although it has not submitted legislation to the Israeli Parliament. If further changes in the law or government policies regarding those programs were to result in their termination or adverse modification, or if we were to become unable to participate in or take advantage of those programs, the cost of our operations in Israel would increase and there could be a material adverse effect on our operations and financial results. To the extent that we increase our activities outside Israel, which could result from, among other things, future acquisitions, such increased activities will not be eligible for programs sponsored by Israel.

BECAUSE A SIGNIFICANT PORTION OF OUR OPERATIONS ARE LOCATED IN ISRAEL, POLITICAL, MILITARY AND ECONOMIC CONDITIONS IN THAT COUNTRY MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

         Although our operations have not been adversely affected to date by political or military conditions in Israel, a disruption of our operations in Israel due to political, military or other conditions could have a material adverse effect on our operations and financial results. General inflation in Israel and increases in the cost of attracting and retaining qualified scientific, engineering and technical personnel in Israel, where the demand for such personnel is growing rapidly with the expansion of high technology industries, have increased our cost of operations in Israel. These increases have not been offset in all periods by proportional devaluation of the Israeli shekel relative to the U.S. dollar and, as a result, have had a negative impact on our results of operations. Continued increases in our shekel-denominated costs without corresponding devaluation could have a material adverse effect on our future operating results.

OUR FUTURE SUCCESS DEPENDS ON OUR EXISTING KEY PERSONNEL, THE LOSS OF WHOM COULD ADVERSELY IMPACT OUR BUSINESS AND OPERATING RESULTS.

         Our future success will depend, to a considerable extent, on the contributions of senior management and key employees, many of whom are not subject to employment agreements and/or would be difficult to replace. Our future success also depends on our ability to attract and retain qualified employees in all areas of our business. Competition for such personnel is intense, particularly in the computer and communications industries. In order to attract and retain talented and qualified personnel, and to provide incentives for their performance, we have emphasized the award of stock options as an important element of its compensation program, including, in the case of certain personnel, options to purchase shares in certain of our subsidiaries.

OUR BUSINESS AND OPERATING RESULTS MAY SUFFER FROM INCREASED EXPENDITURES IN OUR OPERATIONS.

         We have significantly increased expenditures in all areas of our operations during recent years, and we plan to continue to make significant investment in the growth of our operations during future periods. The competitiveness of our products and our ability to take advantage of future growth opportunities will depend upon our ability to enhance the range of features and capabilities of our existing product lines, develop new generations of products and expand our marketing, sales and product support capabilities. In many instances, we will have to make large expenditures for research and development and product marketing in anticipation of future market requirements that are uncertain and may undergo significant change prior to product introduction. The success of our efforts will depend, to a considerable extent, on our ability to anticipate future market requirements and successfully implement corresponding research and development and marketing programs on a timely basis.

THIRD PARTIES MAY INFRINGE UPON OUR PROPRIETARY TECHNOLOGY AND WE MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

         Although we use what we believe to be customary and appropriate measures to protect our technology, these measures may not prove to be successful, and our competitors may be able to develop similar technology independently. We currently hold a limited number of United States and foreign patents and we periodically file additional applications for patents on various features of our products. We cannot assure you that claims allowed with respect to any current or future patents will prove to be sufficiently broad to protect our technology. In addition, we cannot assure you that our patents will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide significant benefits. We and our customers from time to time receive communications from third parties, including some of our competitors, alleging infringement by our products of certain of such parties' patent rights. Although these types of communications are common in the computer and telecommunications industries, and we have in the past been able to obtain any necessary licenses on commercially reasonable terms, we cannot assure you that we would prevail in any litigation to enjoin our sale of any products on the basis of such alleged infringement, or that we would be able to license any valid patents on reasonable terms.

THE TRADING PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

         The trading price of our common stock may be affected by the risk factors described in this offering memorandum as well as prevailing economic and financial trends and conditions in the public securities markets. Stock prices of companies in technology businesses tend to exhibit a high degree of volatility. Shortfalls in revenues or earnings from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of our common stock in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter often occurs in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors can contribute to the volatility of the trading price of our common stock regardless of our long-term prospects. The trading price of our common stock may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies in the computer and communications industries generally, and in our industry in particular, which may not have any direct relationship with our business or prospects.

WE CANNOT ASSURE YOU THAT A PUBLIC MARKET FOR THE DEBENTURES WILL DEVELOP, OR IF ONE DOES DEVELOP, THAT IT WILL BE MAINTAINED.

         Prior to this offering, there has been no trading market for the debentures and there can be no assurance that any market for the debentures will develop or, if one does develop, that it can be maintained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could be adversely affected.

OUR ABILITY TO REPURCHASE THE DEBENTURES WITH CASH MAY BE LIMITED.

         If our common stock is no longer publicly traded, or in certain circumstances involving a change of control, each holder of debentures may require us to repurchase all or a portion of such holder's debentures. In such event, there can be no assurance that we will have sufficient financial resources or will be able to arrange financing to pay the repurchase price. Our ability to repurchase the debentures in such event may be limited by law, the Indenture and by the terms of the other agreements relating to our indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. We may not have the financial ability to repurchase the debentures in the event payment of other debt requiring payment is accelerated. See "Description of the Debentures--Repurchase at Option of Holders."

                                 USE OF PROCEEDS

         The selling holders will receive all of the net proceeds from the debentures and the common stock sold pursuant to this prospectus and we will receive none of such net proceeds.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of earnings to fixed charge for the years ended December 31, 1995, 1996 and 1997, the one-month transition period ended January 31, 1998, the fiscal years ended January 31, 1999 and 2000, and the nine months ended October 31, 1999 and 2000.


                                                                     TRANSITION
                                                                    PERIOD ENDED        YEARS ENDED       NINE MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,          JANUARY 31,         JANUARY 31,         OCTOBER 31,
                                  ------------------------                              -----------         -----------
                            1995(1)          1996(1)      1997(2)     1998(3)       1999(4)    2000(4)   1999(5)    2000(5)
                            -------          -------      -------     -------       -------    -------   -------    -------

Ratio of earnings to fixed
  charges (6).............         1.5x         5.6x        4.0x         NM               6.5x      7.7x       7.0x      9.6x

(1) Includes the results of Boston Technology, Inc. ("Boston"), which was merged into Comverse on January 14, 1998 and accounted for pursuant to the pooling of interest method, for its fiscal year ended January 31.
(2)  Includes the results of Boston for the 11 months ended December 31, 1997.
(3)  In January 1998, we changed our fiscal year end from December 31 to January
     31. Accordingly, the one-month transition period ended January 31, 1998 is presented.
(4) Includes the results of Loronix Information Systems, Inc. ("Loronix") for its fiscal year ended December 31.
(5)  Includes the results of Loronix for the six months ended June 30.
(6) For purposes of computing the ratio of earnings to fixed charges (i) earnings consist of consolidated income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance cost and the portion of rent expense deemed by us to be representative of the interest component.

                           PRICE RANGE OF COMMON STOCK

         Our common stock is traded on the Nasdaq National Market under the symbol "CMVT." The following table provides the range of closing prices of our common stock as reported on the Nasdaq National Market for the calendar quarters indicated. All prices have been adjusted to reflect the three-for-two stock split, effected in the form of a stock dividend distributed on April 15, 1999 and the two-for-one stock split distributed on April 3, 2000.

                                                             HIGH      LOW
                                                             ----      ---
1998
        First Quarter.................................      $16.34   $10.21
        Second Quarter................................       18.36    14.09
        Third Quarter.................................       18.98    12.21
        Fourth Quarter................................       23.67     9.98

1999
        First Quarter.................................      $28.50   $21.81
        Second Quarter................................       38.60    27.28
        Third Quarter.................................       47.44    33.60
        Fourth Quarter................................       72.38    46.50

2000
        First Quarter.................................     $119.69   $62.94
        Second Quarter................................       99.13    65.25
        Third Quarter.................................      108.00    76.06
        Fourth Quarter ...............................      119.00    86.19

2001
        First Quarter (through February 12, 2001).....     $121.63   $91.06

         On February 12, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $98.25. As of February 12, 2001, there were approximately 2,029 holders of record of our common stock.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock and do not expect to pay any cash dividends in the foreseeable future, but rather intend to retain our future earnings to finance the development and growth of our business. Any future determination as to the declaration and payment of dividends will be made by our board of directors in its discretion, and will depend upon our earnings, financial condition, capital requirements and other relevant factors.

                          DESCRIPTION OF THE DEBENTURES

         The debentures were issued pursuant to an indenture dated as of November 22, 2000 between us and The Chase Manhattan Bank, as trustee. A copy of the indenture and the registration agreement have been filed with the Securities and Exchange Commission. See "Where You Can Find More Information." The following summary of certain provisions of the indenture and the registration agreement relating to the debentures does not purport to be complete and is qualified in its entirety by reference to the indenture and registration agreement.

GENERAL

     The debentures are:

     o   limited to $600 million aggregate principal amount;

     o    our senior unsecured obligations;

     o senior in right of payment to any of our existing and future subordinated indebtedness, including our 4 1/2% Convertible Subordinated Debentures due 2005;

     o pari passu in right of payment to our existing and future unsecured indebtedness that is not by its terms expressly subordinated to the notes;

     o effectively junior in right of payment to our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness;

     o effectively subordinated to all indebtedness and all other liabilities of our subsidiaries because we are a holding company;

     o convertible into our common stock at a conversion price of $116.325 per share, subject to adjustment as described under "Conversion Rights";

     o redeemable at our option upon the terms and at the redemption prices set forth under "Optional Redemption by Comverse;"

     o subject to repurchase by us at your option if any one of certain designated events described below occurs; and

     o due on December 1, 2005, unless earlier converted, redeemed by us at our option or repurchased by us at your option upon the occurrence of a designated event.

         The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring indebtedness, which may be secured, or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change in control of Comverse except to the extent described under "--Repurchase at Option of Holders" below.

         As of October 31, 2000, we had no outstanding senior indebtedness and $300.0 million of existing subordinated indebtedness. The balance sheet liabilities of our subsidiaries as of October 31, 2000 were approximately $399.0 million, all of which would be effectively senior to the debentures.

         You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City.

INTEREST

         The debentures bear interest from November 22, 2000 at the rate of 1.50% per year. We will pay interest semiannually on June 1 and December 1 of each year to the holders of record at the close of business on the preceding May 15 and November 15, respectively, beginning June 1, 2001. There are two exceptions to the preceding sentence:

          o In general, we will not pay interest accrued and unpaid on any debenture that is converted into our common stock. See "--Conversion Rights." If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such debentures for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, debentures that are called by us for redemption. Accordingly, if we redeem debentures on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of such debentures chooses to convert such debentures, the holder will not be required to pay us, at the time it surrenders such debentures for conversion, the amount of interest on such debentures it will receive on the interest payment date.

          o We will pay interest to a person other than the holder of record on the record date if we redeem the debentures on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the debentures being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such debentures.

          Except as provided below, we will pay interest on:

          o    the global debentures to DTC in immediately available funds;

          o any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these debentures; and

          o any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these debentures.

         At maturity, we will pay interest on any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City. We will pay principal and premium, if any, on:

          o    the global debentures to DTC in immediately available funds; and

          o any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

         Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION BY COMVERSE

         At any time on or after December 1, 2003, we may redeem some or all of the debentures on at least 20 but not more than 60 days' notice, at the following redemption prices (expressed in percentages of the principal amount):

            DURING THE TWELVE MONTHS COMMENCING REDEMPTION PRICE
            ----------------------------------- ----------------
            December 1, 2003.................            100.375%
            December 1, 2004.................            100.000%

         In addition, we will pay interest on the debentures being redeemed. This interest will include interest accrued and unpaid to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

         If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

         We are not required to make mandatory redemption or sinking fund payments with respect to the debentures.

REPURCHASE AT OPTION OF HOLDERS

         Upon the occurrence of an event known as a "designated event," you will have the right to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000. The repurchase date will be a business day no earlier than 30 days nor later than 45 days after the date we give notice of a designated event and will be specified in that notice. The repurchase price is equal to 100% of the principal amount of the debentures to be repurchased. We will also pay interest accrued and unpaid to, but excluding, the repurchase date.

         Upon the occurrence of a designated event which is a change of control, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

         Within 30 days after the occurrence of a designated event, we are required to give you notice of the occurrence of the designated event and of your resulting repurchase right. To exercise the repurchase right, you must deliver, prior to the close of business on the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

         A "designated event" means a change of control or a termination of trading.

         A "change of control" means any event or series of events as a result of which:

         o a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of Comverse on a fully diluted basis;

         o at any time continuing directors, that is, members of the board of directors of Comverse who were members of the board on the date of this offering memorandum or who were nominated or elected by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board of directors was recommended or endorsed by at least a majority of the directors who were continuing directors at the time of such nomination or election, do not constitute a majority of the board of directors of Comverse (or, if applicable, a successor corporation of Comverse);

          o individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by the stockholders of

               Comverse was approved by a vote of at least a majority of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

          o Comverse conveys, transfers, or leases, all or substantially all of its assets to any such "person" or "group; or

          o Comverse merges or consolidates with or into another corporation or another corporation merges with or into Comverse, and the outstanding common stock of Comverse is changed or exchanged into or for other assets or securities as a result of the transaction with the effect that immediately after such transaction any such "person" or "group" of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding voting stock of the surviving corporation.

         However, a change in control will be deemed not to have occurred if:

          o the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately before the change in control equals or exceeds 105% of the conversion price in effect on each such trading day; or

          o at least 90% of the consideration in the transaction or transactions constituting a change in control consists of shares of common stock traded or to be traded immediately following such change in control on a national securities exchange or the Nasdaq Stock Market and, as a result of such transaction or transactions, the debentures become convertible solely into such common stock.

         A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the debentures are convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

         No quantitative or other established meaning has been given to the phrase "all or substantially all," which appears in the definition of change of control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not the holders of debentures will have the right to require us to repurchase their debentures.

         Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

         We may, to the extent permitted by applicable law and other agreements relating to our indebtedness, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

         The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

         Our ability to repurchase debentures upon the occurrence of a designated event is subject to important limitations. The occurrence of a designated event could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. As a result, any repurchase of the debentures could, absent a waiver, be prohibited under the subordination provisions of the indenture. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a designated event would result in an event of default under the indenture. Any such default may, in turn, cause a default under other existing indebtedness or indebtedness that we may incur in the future.

CONVERSION RIGHTS

         You may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $116.325 per share (equal to a conversion rate of 8.5966 shares per $1,000 principal amount of debentures). The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

         You may exercise conversion rights at any time prior to the close of business on the final maturity date of the debentures. However, if you are a holder of debentures that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your debentures because a designated event has occurred, you may convert your debentures into our common stock only if you withdraw your notice and convert your debentures prior to the close of business on the business day immediately preceding the designated event repurchase date.

         Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these debentures. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such debentures for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the debentures being converted on the interest payment date. However, the preceding sentence does not apply to debentures that are converted after being called by us for redemption. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender such debentures for conversion the amount of interest on such debentures you will receive on the date that has been fixed for redemption.

         You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. If you convert any debenture within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

         To convert interests in a Rule 144A global debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert interests in a Regulation S global debenture, you must deliver instructions in accordance with Euroclear System's or Cedelbank's normal operating procedures, after application has been made to make the underlying common stock eligible for trading on Euroclear or Cedelbank. To convert a definitive debenture, you must:

         o complete the conversion notice on the back of the debenture (or a facsimile thereof);

         o deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

         o pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

         o pay all taxes or duties, if any, as described in the preceding paragraph.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

     We will adjust the initial conversion price for certain events, including:

         o issuances of our common stock as a dividend or distribution on our common stock;

         o        certain subdivisions and combinations of our common stock;

         o issuances to all holders of our common stock of certain rights or warrants to purchase our common stock at less than the then current market price of our common stock;

         o distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

                      (a) the rights and warrants referred to in the third
                  bullet above,

                      (b) any dividends and distributions in connection with a
                  reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph, or

                      (c) any dividends or distributions paid exclusively in
                  cash;

         o distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

                      (a) all other such all-cash distributions made within the
                  preceding 12 months for which no adjustment has been made, plus

                      (b) any cash and the fair market value of other
                  consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made,

                  exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

         o purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with

                      (a) any cash and the fair market value of any other
                  consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made, plus

                      (b) the aggregate amount of any all-cash distributions
                  referred to in the fifth bullet above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made,

                  exceeds 10% of our market capitalization on the expiration of such tender offer.

         We are entitled, in lieu of making certain adjustments under the third, fourth and fifth bullets above, to provide that, subject to satisfying certain conditions, upon conversion of the debentures, the holders of the debentures will receive, in addition to the common stock issuable upon conversion of their debentures, the distribution referred to in the third, fourth and fifth bullets above.

         We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

         If we:

         o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

         o consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

         If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations."

         We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

EVENTS OF DEFAULT

         Each of the following constitutes an event of default under the indenture:

                  o default in the payment of interest (including liquidated damages, if any) on the debentures when due and payable and continuance of such default for a period of 30 days;

                  o default in the payment of principal of (or premium, if any, on) any debenture at maturity, redemption or otherwise;

                  o default in the payment of principal or interest (including liquidated damages, if any), on debentures required to be purchased by us as described under "Repurchase at Option of Holders;"

                  o default in the performance of or breach of any other of our covenants or agreements in the indenture or under the debentures (other than a default specified in the preceding three bullets) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the debentures;

                  o there occurs with respect to any agreements, indentures or instruments under which we have indebtedness of $25.0 million or more in the aggregate, not including any amounts we may owe under reimbursement or similar obligations to banks, sureties or other entities which have issued letters of credit, surety bonds, performance bonds or other guarantees relating to the performance by us or our subsidiaries of contractual obligations to customers, to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument which draw is being contested in good faith through appropriate proceedings, whether such indebtedness now exists or shall hereafter be created, a default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the thirtieth day after notice of the default has been given to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures; provided, that if the default under the indenture or instrument is remedied or cured by us or waived by the holders of such indebtedness before the entry of judgment in favor of the trustee, then the event of default under the indenture will be deemed likewise to have been remedied, cured or waived; or

                  o there occurs certain events of bankruptcy, insolvency or reorganization with respect to us.

         The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

         If an event of default shall occur and be continuing (the default not having been cured or waived as provided under "--Meetings, Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding or a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum (as specified under "--Meetings, Modifications and Waiver" below) is present, in each case upon the conditions provided in the indenture.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the occurrence of a default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

         We may, without the consent of the holders of debentures, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

         o the surviving corporation assumes all our obligations under the indenture and the debentures;

         o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         o        certain other conditions are met.

MEETINGS, MODIFICATIONS AND WAIVER

         The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests.

         The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

         o adding to our covenants for the benefit of the holders of debentures;

         o        surrendering any right or power conferred upon us;

         o providing for conversion rights of holders of debentures if any consolidation, merger or sale of all or substantially all of our assets occurs;

         o providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

         o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures in any material respect;

         o complying with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

         o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect.

         Modifications and amendments to the indenture or to the terms and conditions of the debentures may also be made, and past default by us may be waived, either:

         o with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

         o by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

         However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each debenture so affected:

         o change the maturity of the principal of or any installment of interest on any debenture (including any payment of liquidated damages);

         o reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any debenture;

         o change the currency of payment of such debenture or interest thereon;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debenture;

         o modify our obligations to maintain an office or agency in New York City; o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option or the conversion rights of holders of the debentures;

         o reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

         o reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

         The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

GOVERNING LAW

         The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

INFORMATION CONCERNING THE TRUSTEE AND TRANSFER AGENT

         The Chase Manhattan Bank, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

FORM, DENOMINATION AND REGISTRATION

         The debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

         Except as provided below, debentures sold to "qualified institutional buyers", as defined in Rule 144A under the Securities Act, are evidenced by one or more global debentures (the "Rule 144A global debentures") deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee. Debentures sold outside the United States to "non-U.S. persons", as defined under Regulation S under the Securities Act, in compliance with Regulation S are evidenced by one or more global debentures (the "Regulation S global debentures") deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee, for credit to the subscribers' respective accounts at the Euroclear and Cedelbank.

         Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A qualified institutional buyer may hold its interests in the Rule 144A global debentures directly through DTC if the qualified institutional buyer is a participant in DTC, or indirectly through organizations which are direct DTC participants if such qualified institutional buyer is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Qualified institutional buyers may also beneficially own interests in the Rule 144A global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. An investor in the Regulation S global debentures must initially hold its interests in the Regulation S global debentures through Euroclear or Cedelbank if such investor is a participant in such systems, or indirectly through organizations which are direct participants in such systems if such investor is not a participant in such systems. After the expiration of the restricted period (but not earlier), an investor may also hold interests in the Regulation S global debentures through organizations other than Euroclear or Cedelbank that are participants in the DTC system. Euroclear and Cedelbank will hold interests in the Regulation S global debentures on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. as operator of Cedelbank. The depositories, in turn, will hold such interests in the Regulation S global debentures in customers' securities accounts in the depositories' names on the books of DTC.

         So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

         o will not be entitled to have certificates registered in their names;

         o will not receive or be entitled to receive physical delivery of certificates in definitive form; and

         o        will not be considered holders of the global debentures.

         The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global debenture to transfer the beneficial interest in the global debenture to such persons may be limited.

         We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. None of the Company, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

         It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

         Because of time zone differences, the securities accounts of a Euroclear or Cedelbank participant purchasing an interest in a global debenture from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedelbank participant, during the securities settlement processing day (which must be a business day for Euroclear or Cedelbank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedelbank as a result of sales of interests in a global debenture by or through a Euroclear or Cedelbank participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedelbank cash account only as of the business day for Euroclear or Cedelbank following DTC's settlement date.

         If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

         Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

         Neither Comverse nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

         DTC has advised us as follows:

         o DTC is a limited purpose trust company organized under the laws of the State of New York,

         o        a member of the Federal Reserve System,

         o a "clearing corporation" within the meaning of the Uniform Commercial Code and

         o        a "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Securities Exchange Act of 1934, as amended.

         DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. None of Comverse, the trustee or any of their respective agents will have any responsibility for the performance by DTC, or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

         According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital stock of Comverse consists of 600,000,000 shares of common stock, par value $.10 per share, and 2,500,000 shares of preferred stock, par value $.01 per share. As of October 31, 2000, there were issued and outstanding 165,701,001 shares of common stock and 22,309,090 shares were reserved for issuance pursuant to outstanding options and warrants and 13,953,488 shares were reserved for issuance pursuant to our 4 1/2% Convertible Subordinated Debentures due 2005. No shares of preferred stock have been issued to date.

COMMON STOCK

         All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, redemption or conversion rights, and are entitled to one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights and preferences of the holders of any preferred stock. On our liquidation, after payment of all indebtedness and the liquidation preference to holders of any preferred stock, our assets will be distributed pro-rata to the holders of the common stock.

PREFERRED STOCK

         We may issue the preferred stock in one or more series. The Board of Directors is authorized, without approval of shareholders, to determine, with respect to each series of preferred stock which may be issued, the powers, designations, preferences, and rights of the shares of such series and the qualifications, limitations, or restrictions thereof, including any dividend rate, redemption rights, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. The effects of any issuance of the preferred stock upon the rights of holders of the common stock depends upon the respective powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of one or more series of preferred stock as determined by the Board of Directors. Such effects might include dilution of the voting power of the common stock, the subordination of the rights of holders of common stock to share in our assets upon liquidation, and reduction of the amount otherwise available for payment of dividends on common stock.

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer & Trust Company, New York, New York, serves as the transfer agent and registrar for the common stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         New York business corporation law provides that if a derivative action is brought against one of our directors or officers, we may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of the action, if the director or officer acted in good faith for a purpose which he or she reasonably believed to be in our best interest. However, no indemnification will be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which the director or officer has been found liable to us. In a nonderivative action or threatened action, New York business corporation law provides that the we may indemnify our directors or officers against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action if the director or officer acted in good faith for a purpose which he or she reasonably believed to be in our best interest.

         Under New York business corporation law, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, the director or officer may be indemnified only if certain conditions specified in New York business corporation law are met . The New York business corporation law indemnification provisions are not exclusive.

         The above is a general summary of certain indemnity provisions of the New York business corporation law and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the New York business corporation law.

         Our certificate of incorporation provides that none of our directors will be personally liable to us or to our shareholders in damages for any breach of duty as a director, provided that the provision will not be construed to eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated New York business corporation law.

         Our bylaws further provide that we will indemnify our directors and officers, and will advance their expenses in the defense of any action for which indemnification is sought, to the full extent permitted by New York business corporation law and when authorized by resolution of our shareholders or directors or any agreement providing for indemnification or advancement of expenses, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him established that his acts were committed in bad faith or were the result of active and deliberate dishonesty material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. We have entered into indemnity agreements with each of our directors and officers pursuant to the above mentioned provisions of our bylaws. We maintain insurance policies insuring each of our directors and officers against certain civil liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the debentures (or common stock acquired upon conversion or repurchase of a debenture ("conversion shares")) as of the date hereof. This summary deals only with debentures and conversion shares held as capital assets within the meaning of Section 1221 of the Code (as defined below) and does not deal with special situations. For example, this summary does not address:

         o tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

         o tax consequences to persons holding debentures or conversion shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

         o tax consequences to holders whose "functional currency" is not the U.S. dollar;

         o tax consequences to pass-through entities and investors in pass-through entities that hold debentures;

         o        alternative minimum tax consequences, if any; or

         o        any state, local or foreign tax consequences.

         The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

         IF YOU ARE CONSIDERING THE PURCHASE OF DEBENTURES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

CONSEQUENCES TO UNITED STATES HOLDERS

         The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a United States Holder of debentures or conversion shares. Certain consequences to "Non-United States Holders" of debentures and conversion shares are described under "--Consequences to Non-United States Holders" below. "United States Holder" means a beneficial owner of a debenture (or conversion share) that is:

         o        a citizen or resident of the United States;

         o a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

         o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         o a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

     STATED INTEREST

         Interest paid on a debenture will be taxable to a United States Holder at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes.

     BOND PREMIUM

         If a United States Holder purchases a debenture at a "cost" that is in excess of the amount payable on maturity (exclusive of accrued interest), which will be determined by reference to an earlier call date if the call price would reduce the amount of the premium, then the excess would be considered "bond premium." For this purpose, cost will equal the amount the United States Holder paid in respect of the debenture, reduced by the value of the conversion feature, which value is to be determined under any reasonable method.

         A United States Holder who acquires a debenture with bond premium may elect under Section 171 of the Code to amortize such bond premium on a constant interest basis over the period from the acquisition date to the maturity date of such debenture, or, in certain circumstances, until an earlier call date, and, except as future Treasury Regulations may otherwise provide, reduce the amount of interest included in income in respect of the debenture by that amount. A United States Holder who elects to amortize bond premium must reduce his adjusted basis in the debenture by the amount of the allowable amortization. An election to amortize bond premium would apply to all amortizable bond premium on all taxable bonds held at or acquired after the beginning of the United States Holder's taxable year as to which the election is made, and may be revoked only with the consent of the Internal Revenue Service.

         If an election to amortize bond premium is not made, a United States Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and generally will receive a tax benefit from the bond premium only upon computing its gain or loss upon the sale or other disposition or payment of the principal amount of the debenture.


     MARKET DISCOUNT

         Generally, the market discount rules discussed below apply to a United States Holder whose tax basis in the debenture is less than such debenture's "issue price". In this case, the "issue price" of the debenture is its principal amount.

         Gain recognized on the disposition, including a redemption, of a debenture that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutorily defined de minimis amount. In addition, a holder may be required to include in gross income, as ordinary interest income, accrued market discount to the extent of partial principal payments received with respect to the debenture. In such case, the amount of accrued market discount to be recognized at the time of the disposition or retirement of the debenture will be reduced accordingly. "Market discount" is defined as the excess, if any, of the stated redemption price at maturity over the tax basis of the debt obligation in the hands of the holder immediately after its acquisition.

         Under the de minimis exception, there is no market discount if the excess of the stated redemption price at maturity of the obligation over the holder's tax basis in the obligation is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years after the acquisition date to the debenture's date of maturity. Unless a holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date.

         If a United States Holder of a debenture acquired at market discount disposes of the debenture in any transaction other than a sale, exchange or involuntary conversion, even though otherwise non-taxable, like a gift, such

United States Holder will be deemed to have realized an amount equal to the fair market value of the debenture and would be required to recognize as ordinary income any accrued market discount to the extent of the deemed gain. A United States Holder of a debenture acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to carry the debenture until it is disposed of in a taxable transaction.

         A United States Holder of a debenture acquired at market discount may elect to include the market discount in income as it accrues either on a straight-line basis or on a constant interest basis. This election would apply to all market discount obligations acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a United States Holder of a debenture so elects to include market discount in income currently, the rules requiring ordinary income recognition resulting from sales and certain other disposition transactions and deferral of interest deductions would not apply.


     CONVERSION

         Other than possibly pursuant to its exercise of any repurchase right (as discussed below under "--Disposition"), a United States Holder will not recognize gain or loss upon the conversion of the debentures into conversion shares (except with respect to (i) cash received in lieu of a fractional conversion share and (ii) any amounts attributable to accrued interest on the debentures not previously included in income, which will be treated as interest for U.S. federal income tax purposes, possibly even if such amounts are not payable to the holder or credited for the holder's benefit). The amount of gain or loss on the deemed sale of a fractional conversion share will be equal to the difference between the amount of cash you receive in respect of such fractional conversion share and the portion of your tax basis in the debenture that is allocable to such fractional conversion share. The United States Holder's tax basis in the conversion shares received upon a conversion, other than possibly pursuant to its exercise of any repurchase right, will equal the adjusted tax basis in the debenture at the time of conversion, increased by the amount of any gain or interest income recognized upon the conversion (including any gain recognized in respect of the deemed sale of a fractional conversion share) and decreased by the amount of any cash received upon the conversion. The United States holders' holding period for conversion shares will include the holding period of the debenture that was converted, except for the portion of the conversion shares, if any, attributable to accrued interest, which will have a holding period commencing the day after conversion. Thus, the conversion shares may have a "split" holding period. Any accrued market discount not previously included in income as of the date of the conversion of the debentures and not recognized upon the conversion (e.g., as a result of the receipt of cash in lieu of a fractional interest in a debenture) should carry over to the common stock received on conversion and should be treated as ordinary income upon the subsequent disposition of the common stock (to the extent of any gain recognized at such time). YOU SHOULD CONTACT YOUR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF CONVERSION SHARES.

     DISPOSITION

         A United States Holder will generally recognize gain or loss upon the sale, redemption (including a repurchase for cash or, although not free from doubt, common stock pursuant to any repurchase right) or other taxable disposition of a debenture in an amount equal to the difference between the United States Holder's adjusted tax basis in the debenture and the amount realized from such disposition (other than amounts attributable to accrued market discount or accrued interest on the debenture not previously included in income, which will be treated as interest for U.S. federal income tax purposes). In the event that a repurchase of a debenture for common stock pursuant to any repurchase right results in a taxable disposition to a United States Holder, the amount realized by such holder with respect to the common stock received will equal its fair market value. The holder's adjusted tax basis in the common stock received will equal its fair market value, and the holder's holding period in the common stock will begin on the date it is received. A United States Holder's adjusted tax basis in a debenture will generally be equal to the amount such holder paid for the debenture, net of accrued interest, if any, increased by accrued market discount, if any, if the United States Holder elects to include the accrued market discount in income on an annual basis, and decreased by the amount of bond premium, if any, amortized with respect to such debenture. Any gain or loss recognized upon a disposition generally will be capital gain or loss, and would be long-term capital gain or loss if the debenture was held for more than one year at the time of the disposition. Non-corporate taxpayers are generally subject to a maximum regular U.S. federal income tax rate of 20% on net long term capital gains. The deductibility of capital losses is subject to certain limitations.

     ADJUSTMENT OF CONVERSION PRICE

         The conversion price of the debentures is subject to adjustment in certain circumstances. Under Section 305 of the Code and the Treasury regulations promulgated thereunder, adjustments or the failure to make such adjustments to the conversion price of the debentures may result in a taxable constructive distribution to the United States Holders of debentures if, and to the extent that, certain adjustments (or the failure to make adjustments) in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a United States Holder of a debenture in our assets or earnings and profits. Such a constructive distribution will be treated as a dividend, resulting in ordinary income to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces such United States Holder's tax basis in the debenture to the extent thereof and thereafter as gain from the sale or exchange of the debenture. Generally, a United States Holder's tax basis in a debenture will be increased to the extent of any such constructive distribution treated as a dividend. Moreover, if there is not a full adjustment to the conversion price of the debentures (or any other outstanding option, warrant, convertible debt or similar instrument) to reflect a stock dividend or other event increasing the proportionate interest of the holders of our outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of our common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

         We, or our designated paying agent, will, where required, report to holders of debentures (or conversion shares) and the Internal Revenue Service the amount of any interest paid on the debentures (or dividends paid with respect to conversion shares or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.

         Under current U.S. federal income tax law, a 31% backup withholding tax is required with respect to certain interest, dividends and principal payments made to, and the proceeds of sales before maturity by, certain United States Holders if such persons fail to furnish their taxpayer identification numbers and other information. Backup withholding is not an additional tax. Certain persons, including corporations and financial institutions, are exempt from backup withholding. Holders of debentures should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such an exemption. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

CONSEQUENCES TO NON-UNITED STATES HOLDERS

         The following discussion is limited to certain anticipated U.S. federal income and estate tax consequences to a holder of a debenture or conversion share that is an individual, corporation, estate or trust that is not a United States Holder ( a "Non-United States Holder"). For purposes of the discussion below, interest, dividends and gain on the sale, exchange or other disposition of the debentures or conversion shares will be considered to be "U.S. trade or business income" if such income or gain is:

         o effectively connected with the conduct of a U.S. trade or business; or

         o        in the case of a treaty resident, attributable to a U.S.
                  permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     INTEREST

         The 30% U.S. federal withholding tax will not apply to any payment to you of interest on a debenture provided that:

         o you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code (treating, for purposes of determining constructive ownership, the debentures as having been converted);

         o you are not a controlled foreign corporation that is related to us through stock ownership;

         o you are not a bank whose receipt of interest on a debenture is described in Section 881(c)(3)(A) of the Code; and

         o you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or a financial institution holding the debenture on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

         If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. The Forms W-8ECI and W-8BEN must be periodically updated. A Non-United States Holder who is claiming the benefits of a tax treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under these Treasury regulations, special procedures are provided for payments through qualified intermediaries. A Non-United States Holder of debentures that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

     DIVIDENDS

         Any dividends paid to you with respect to the conversion shares and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of conversion shares to be issued on conversion of the debenture) generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. In order to be exempt from withholding tax under this exception, you must provide us with a properly executed IRS Form W-8ECI (or successor form) stating that dividends paid on the conversion shares are not subject to withholding tax because such dividends are U.S. trade or business income.

         In order to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) you are required to provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from withholding under a tax treaty. Under Treasury regulations a Non-United States Holder who is claiming the benefits of a tax treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under these Treasury regulations, special procedures are provided for payments through qualified intermediaries.

         The Forms W-8ECI and W-8BEN must be periodically updated. A Non-United States Holder of conversion shares that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

     DISPOSITION OF THE DEBENTURES OR CONVERSION SHARES

         A Non-United States Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of the debentures or conversions shares unless:

         o        the gain is U.S. trade or business income;

         o the Non-United States Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

         o the Non-United States Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

         o we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of conversion shares and the Non-United States Holder's holding period for the conversion shares.

         The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-United States Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     U.S. FEDERAL ESTATE TAX

         The U.S. federal estate tax will not apply to debentures owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the debenture would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, conversion shares held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

     U.S. TRADE OR BUSINESS INCOME

         If interest on a debenture or dividends on a conversion share or gains from the disposition of a debenture or conversion share are U.S. trade or business income, you (although exempt from the 30% withholding tax) will be subject to U.S. federal income tax on that interest, dividend or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States person and you have given us a Form W-8BEN.

         In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or conversion share within the United States or conducted through certain U.S.-related persons, if the payor receives a Form W-8BEN and does not have actual knowledge that you are a United States person, as defined under the Code, or if you otherwise establish an exemption.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

         THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND THE CONVERSION SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                 SELLING HOLDERS

         The debentures were originally issued by Comverse and sold by Lehman Brothers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by Lehman Brothers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act). The selling holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the debentures and common stock issued upon conversion of the debentures.

         The following table sets forth information with respect to the selling holders and the respective principal amounts of debentures and shares of common stock beneficially owned by each selling holder. Such information has been obtained from the selling holders. Except as otherwise disclosed herein, none of the selling holders has, or within the past three years has had, any position, office or other material relationship with the company or any of its predecessors or affiliates. Because the selling holders may offer all or some portion of the debentures or the common stock issuable upon conversion thereof pursuant to this prospectus, no estimate can be given as to the amount of the debentures or the common stock issuable upon conversion thereof that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

                                                                                                       NUMBER OF
                                                         PRINCIPAL AMOUNT                              SHARES OF
                                                           OF DEBENTURES         PERCENTAGE OF        COMMON STOCK
                                                        BENEFICIALLY OWNED        DEBENTURES          BENEFICIALLY
                   SELLING HOLDER                       AND OFFERED HEREBY        OUTSTANDING         OWNED(1)(2)
                   --------------                       ------------------        -----------         -----------
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer             $    24,000           *                       206
1976 Distribution Trust FBO Jane A. Lauder........                     24,000           *                       206
AIG/National Union Fire Insurance.................                  1,230,000           *                    10,573
AIM Strategic Income..............................                  1,500,000           *                    12,894
Aloha Airlines Non-Pilots Pension Trust...........                    200,000           *                     1,719
Aloha Pilots Retirement Trust.....................                    110,000           *                       945
American Motorist Insurance Corporation...........                    865,000           *                     7,436
Arapaho County Colorado...........................                     84,000           *                       722
Arbitex Master Fund, L.P..........................                  1,000,000           *                     8,596
Arkansas PERS.....................................                  1,100,000           *                     9,456
Attorney's Title Insurance Fund, Inc..............                    250,000           *                     2,149
Boilermakers Blacksmith Pension Trust.............                  1,900,000           *                    16,333
British Virgin Islands Social Security Board......                     63,000           *                       541
C & H Sugar Company Inc...........................                    300,000           *                     2,578
California Public Employees'                                       14,600,000
     Retirement System ...........................                                    2.43%                 939,698
California State Auto Ass Inter Insurance.........                  1,000,000           *                     8,596
Chrysler Corporation Master Retirement Trust......                  7,470,000         1.25%                  64,216
CIBC World Markets................................                    174,000           *                     1,495
City of New Orleans...............................                    355,000           *                     3,051
City University of New York.......................                    208,000           *                     1,788
Delaware PERS.....................................                  2,125,000         0.35%                  18,267
Delta Air Lines Master Trust (c/o Oaktree Capital
     Management, LLC).............................                  2,560,000           *                    22,007
Delta Pilots D&S Trust............................                    390,000           *                     3,352
F.R. Convt. Sec. Fin..............................                    145,000           *                     1,246
Gabelli Global Convertible Securities.............                    300,000           *                     2,578


                                       34

                                                                                                       NUMBER OF
                                                         PRINCIPAL AMOUNT                              SHARES OF
                                                           OF DEBENTURES         PERCENTAGE OF        COMMON STOCK
                                                        BENEFICIALLY OWNED        DEBENTURES          BENEFICIALLY
                   SELLING HOLDER                       AND OFFERED HEREBY        OUTSTANDING         OWNED(1)(2)
                   --------------                       ------------------        -----------         -----------
Grady Hospital Foundation.........................                    180,000           *                     1,547
Hamilton Partners Limited.........................                  6,000,000         1.00%                  51,579
Hawaiian Airlines Employees                                            90,000
     Pension Plan-IAM.............................                                      *                       773
Hawaiian Airlines Pension Plan for Salaried Employees
                                                                       20,000           *                       171
Hawaiian Airlines Pilots Retirement Plan..........                    175,000           *                     1,504
ICI American Holdings Trust.......................                  1,130,000           *                     9,714
Independence Blue Cross...........................                    134,000           *                     1,151
Island Holdings...................................                     75,000           *                       644
Kentfield Trading, Ltd............................                 12,454,000         2.08%                 107,062
Local Initiatives Support Union...................                     79,000           *                       679
Lydian Overseas Partners Master Fund..............                 45,000,000         7.50%                 386,847
Managed Asset Trust...............................                  7,000,000         1.17%                  60,176
Merrill Lynch Insurance Group.....................                    428,000           *                     3,679
Motion Picture Industry Health Plan - Active Member
     Fund.........................................                    870,000           *                     7,479
Motion Picture Industry Health Plan - Retiree Member
     Fund.........................................                    435,000           *                     3,739
MSD Portfolio L.P. - Investments..................                 15,000,000         2.50%                 128,949
Nabisco Holdings..................................                     50,000           *                       429
Nalco Chemical Company............................                    400,000           *                     3,438
New Orleans Firefighters Pension/Relief Fund......                    186,000           *                     1,598
New York Life Insurance and Annuity
     Corporation..................................                    800,000           *                     6,877
New York Life Insurance Company...................                  8,500,000         1.42%                  73,071
Occidental Petroleum Corporation..................                    343,000           *                     2,948
OCM Convertible Trust.............................                  3,690,000           *                    31,721
Ohio Bureau of Workers Compensation...............                    220,000           *                     1,891
Pacific Life Insurance Company....................                  1,500,000           *                    12,894
Partners Reinsurance Company Ltd..................                  1,495,000           *                    12,851
PIMCO Convertible Fund............................                  4,500,000           *                    38,684
Precept Capital Master Fund.......................                  3,000,000           *                    25,789
Primerica Life Insurance Company..................                  1,026,000           *                     8,820
Pro Mutual........................................                    918,000           *                     7,891
Quattro Fund, LLC.................................                  2,000,000           *                    17,193
Queen's Health Plan...............................                     70,000           *                       601
Raytheon Mester Pension Trust.....................                    957,000           *                     8,226
Ret Pension Plan of the CA State Auto.............                    250,000           *                     2,149
RJR Reynolds......................................                    159,000           *                     1,366
Robert Stephens...................................                 15,000,000         2.50%                 257,949
RockHaven Premier Dividend Fund...................                    790,000           *                     6,791
S.G. Cowen Securities ............................                  7,000,000         1.17%                  60,176
Shell Pension Trust...............................                    750,000           *                     6,447
Starvest Convertible Securities Fund LTD..........                  1,510,000           *                    12,980
State Employee's Retirement Fund of the State of
     Delaware.....................................                  3,765,000           *                    32,366


                                       35

                                                                                                       NUMBER OF
                                                         PRINCIPAL AMOUNT                              SHARES OF
                                                           OF DEBENTURES         PERCENTAGE OF        COMMON STOCK
                                                        BENEFICIALLY OWNED        DEBENTURES          BENEFICIALLY
                   SELLING HOLDER                       AND OFFERED HEREBY        OUTSTANDING         OWNED(1)(2)
                   --------------                       ------------------        -----------         -----------
State of Connecticut Combined Investment
     Funds........................................                  8,245,000         1.37%                  70,879
State of Maryland Retirement System...............                  4,436,000           *                    38,134
State of Oregon/Equity............................                  7,115,000         1.19%                  61,164
State of Oregon/SAIF Corporation..................                  7,725,000         1.29%                  66,408
TCW Group, Inc....................................                 18,890,000         3.15%                 162,389
The Grable Foundation.............................                    154,000           *                     1,323
The Travelers Indemnity Co........................                  3,381,000           *                    29,065
The Travelers Insurance Company - Life............                  1,739,000           *                    14,949
The Travelers Insurance Company Separate Account TLAC
                                                                      197,000           *                     1,693
The Travelers Life and Annuity Company............                    207,000           *                     1,779
The Travelers Series Trust Convertible Bond Portfolio
                                                                      300,000           *                     2,578
Toronto Dominion (New York) Inc. .................                  9,000,000         1.50%                  77,369
UBS O'Connor LLC F/B/O UBS Global Equity Arbitrage
     Master LTD...................................                  2,000,000           *                    17,193
UBS Warburg LLC...................................                    100,000           *                       859
Value Line Convertible Fund, Inc..................                  1,000,000           *                     8,596
Vanguard Convertible Securities Fund, Inc.........                  8,980,000         1.50%                  77,197
Zeneca AG Products Inc............................                    205,000           *                     1,762
Zeneca Holdings Trust.............................                    555,000           *                     4,771
Any other holders of Debentures or future
transferees, pledges, donees of or from any such
holder(3)(4).......................................               339,845,000        56.64%            2,921,513
                                                                  -----------        ------            ---------
                                                               $  600,000,000        100.00%           6,101,108
                                                               ==============        =======           =========


-----------------------------------------
*            Less than 1%.

(1) Assumes conversion of the full amount of debentures held by such holder at the initial conversion rate of 8.5966 shares per $1,000 principal amount of debentures; such conversion rate is subject to adjustment as described under "Description of Debentures--Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time. Under the terms of the indenture, cash will be paid in lieu of issuing fractional shares, if any, upon conversion of the debentures.

(2) The number of shares of common stock held by each holder named herein is less than 1% of Comverse's outstanding common stock as of February 12, 2001.

(3) Information concerning other selling holders will be set forth in supplements to this prospectus from time to time, if required.

(4) Assumes that any other holders of debentures, of any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the shares of common stock issuable upon conversion of the debentures at the initial conversion rate.

Generally, only selling holders identified in the foregoing table who beneficially own the debentures set forth opposite their respective names may sell such debentures or the shares of common stock issued upon conversion of such debentures pursuant to the registration statement of which this prospectus forms a part. We may from time to time include additional selling holders in supplements or amendments to this prospectus.

                              PLAN OF DISTRIBUTION

         The debentures and the common stock offered hereby may be sold from time to time to purchasers directly by the selling holders, pursuant to this prospectus and an accompanying prospectus supplement, if required, or in transactions exempt from the registration requirements of the Securities Act. Alternatively, the selling holders may from time to time offer the debentures and common stock to or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of debentures and common stock for whom they may act as agents. The selling holders and any underwriters, dealers or agents which participant in the distribution of debentures and common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of debentures and common stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The debentures and the common stock issuable upon conversion thereof may be sold from time to time in one or more transactions (including short sales) at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the debentures an the common stock issuable upon conversion thereof may be effected in transactions (which may involve crosses of block transactions)

         o on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale,

         o        in the over-the-counter market,

         o in transactions otherwise than on such exchanges or in the over-the-counter market, or

         o        through the writing of options.

         At the time a particular offering of the debentures or the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of debentures and common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the debentures and the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the debentures and the common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the debentures or the common stock may not simultaneously engage in market-making activities with respect to such securities for a period of two or nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each selling holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 102, 103 and 104, which provisions may limit the timing of purchases and sales of any of the securities by the selling holders or any such other person. All of the foregoing may affect the marketability of the debentures and the common stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

         Pursuant to the registration rights agreement, all expenses of the registration of the debentures and common stock will be paid by us, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling holders will pay all underwriting discounts and selling commissions, if any. The selling holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for the Company by William F. Sorin, attorney-at-law, c/o Comverse, 170 Crossways Park Drive, Woodbury, New York 11797. Mr. Sorin is an officer and director of the Company.


                                     EXPERTS

The consolidated financial statements as of January 31, 1999 and 2000 and for the years ended December 31, 1997 and January 31, 1999 and 2000, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

            ---------------------------------------------------------

            ---------------------------------------------------------







                                  $600,000,000


                                    COMVERSE
                                TECHNOLOGY, INC.

                  1.50% Convertible Senior Debentures due 2005
                           Initially Convertible into
                        5,157,963 shares of Common Stock








                                  -------------

                                   PROSPECTUS
                                     , 2001
                                  -------------

            ---------------------------------------------------------

            ---------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated amounts of the expenses of and related to the offering are as follows:
     Registration Fee -- Securities and Exchange Commission........................          $150,000
     Accounting fees and expenses.................................................              2,000
     Legal fees and expenses......................................................              5,000
     Miscellaneous................................................................              2,000
                                                                                                -----

     Total........................................................................           $159,000
                                                                                             ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Business Corporation Law of the State of New York ("BCL") provides that if a derivative action is brought against a director or officer, the Registrant may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the Registrant. In a nonderivative action or threatened action, the BCL provides that the Registrant may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant.

         Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the by-laws of a corporation or, when authorized by such certificate of incorporation or by-laws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

         The above is a general summary of certain indemnity provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

         The Registrant has included in its Certificate of Incorporation, a provision that no director of the Registrant shall be personally liable to the Registrant or its shareholders in damages for any breach of duty as a director, provided that such provision shall not be construed to eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the BCL.

         The By-Laws of the Registrant further provide that the Registrant shall indemnify its directors and officers, and shall advance their expenses in the defense of any action for which indemnification is sought, to the full extent permitted by the BCL and when authorized by resolution of the shareholders or directors of the Registrant or any agreement providing for such indemnification or advancement of expenses, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him established that his acts were committed in bad faith or were the result of active and deliberate dishonesty material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. The Registrant has entered into indemnity agreements with each of its directors and officers pursuant to the foregoing provisions of its By-Laws. The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.




ITEM 16.  EXHIBITS.

Exhibit No.      Description of Exhibit
-----------      ----------------------

     3.1 Certificate of Incorporation of Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

     3.2 Certificate of Amendment of Certificate of Incorporation of Registrant effective February 26, 1993 (incorporated by reference to Exhibit 4(A)(1) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

     3.3 Certificate of Amendment of Certificate of Incorporation of Registrant effective January 12, 1995 (incorporated by reference to Exhibit 4(A)(2) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

     3.4 Certificate of Amendment of Certificate of Incorporation of Registrant dated October 18, 1999 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2000).

     3.5 By-laws of Registrant, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987).

     4.1         Specimen Common Stock certificate (incorporated by reference to
                 Exhibit 4(C)(1) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

     4.2* Indenture, dated as of November 22, 2000, between the Registrant and The Chase Manhattan Bank, as trustee.

     4.3* Registration Rights Agreement, dated as of November 17, 2000, between the Registrant and Lehman Brothers Inc., as initial purchaser.

     5.1*        Opinion of William F. Sorin.

    12.1* Statement regarding computation of ratio earnings to fixed charges.

    23.1* Consent of William F. Sorin (included as part of Exhibit 5 hereto).

    23.2*        Consent of Deloitte & Touche LLP.

    24*          Power of Attorney (included on signature pages).

    25.1* Statement of Eligibility and Qualification of The Chase Manhattan Bank of Form T-1.

---------------

*  Filed herewith.

ITEM 17.  UNDERTAKINGS.

         (1)      The undersigned registrant hereby undertakes:
                  (a) to file, during any period in which offers or sales are being made hereunder, a post-effective amendment to this registration statement:

                           (i) to include any material information with respect
                  to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

                  (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
         Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment hereto to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 13, 2001.

                      COMVERSE TECHNOLOGY, INC.


                        By: /s/  Kobi Alexander
                           -------------------------------------------
                           Kobi Alexander
                           Chairman of the Board and Chief Executive Officer

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of KOBI ALEXANDER, WILLIAM F. SORIN and DAVID KREINBERG or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                              CAPACITY                                      DATE
---------                                              --------                                      ----
           /s/ Kobi Alexander            Chairman and Chief Executive Officer and      February 13, 2001
------------------------------------     Director (Principal Executive Officer)
           Kobi Alexander

           /s/ Itsik Danziger            President and Director                        February 13, 2001
------------------------------------
           Itsik Danziger

           /s/ David Kreinberg           Chief Financial Officer                       February 13, 2001
------------------------------------     (Principal Financial and Accounting Officer)
           David Kreinberg

           /s/ Zvi Alexander             Director                                      February 13, 2001
------------------------------------
           Zvi Alexander



                                       44

SIGNATURE                                              CAPACITY                                      DATE
---------                                              --------                                      ----

           /s/ John H. Friedman          Director                                      February 13, 2001
------------------------------------
           John H. Friedman

           /s/ William F. Sorin          Secretary and Director                        February 13, 2001
------------------------------------
           William F. Sorin

           /s/ Sam Oolie                 Director                                      February 13, 2001
------------------------------------
           Sam Oolie

           /s/ Francis E. Girard         Director                                      February 13, 2001
------------------------------------
           Francis E. Girard

           /s/ Shaula A. Yemini          Director                                      February 13, 2001
------------------------------------
           Shaula A. Yemini



                                INDEX TO EXHIBITS

Exhibit No.       Description of Exhibit
-----------       ----------------------

     4.2 Indenture, dated as of November 22, 2000, between the Registrant and The Chase Manhattan Bank, as trustee.

     4.3 Registration Rights Agreement, dated as of November 17, 2000, between the Registrant and Lehman Brothers Inc., as initial purchaser.

     5.1         Opinion of William F. Sorin.

    12.1 Statement regarding computation of ratio earnings to fixed charges.

    23.1 Consent of William F. Sorin (included as part of Exhibit 5 hereto).

    23.2         Consent of Deloitte & Touche LLP.

    24           Power of Attorney (included on signature pages).

    25.1 Statement of Eligibility and Qualification of The Chase Manhattan Bank of Form T-1.



                                       46